Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036, USA
Tel: +1 212 626 4100
Fax: +1 212 310 1600
www.bakernet.com
Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com

CONFIDENTIAL
September 30, 2009	VIA OVERNIGHT MAIL AND EDGAR

Pamela A. Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C., 20549

RE:  Xinyuan Real Estate Co., Ltd. - Registration Statement on Form F-3,

filed July 10, 2009 (Registration No. 333-160518) (the “F-3”)

Dear Ms. Long:

With respect to the above captioned filing and on behalf of Xinyuan Real Estate Co., Ltd. (the “Company”), we enclose the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated August 5, 2009 (the “Comment Letter”).

To assist in the Staff’s review of the responses, we have included the Staff’s comments in the order presented in the Comment Letter and keyed the Company’s corresponding responses accordingly.

A copy of this letter is being submitted as “correspondence” via EDGAR, and the Company is also filing on EDGAR Amendment No. 1 to the F-3 (“Amendment No. 1”). We will also send by overnight mail to your attention (i) a copy of Amendment No. 1 to the F-3 (“Amendment No. 1”), including exhibits, and (iii) a copy of Amendment No. 1, marked to show changes made to the F-3 filed on July 10, 2009.

General

1.      Please be advised that we will not take action to accelerate the effectiveness of the current registration statement until you clear outstanding staff comments on your Form 20-F for the year ended December 31, 2008.

The Company respectfully acknowledges that all Staff comments on the Form 20-F for the year ended December 31, 2008 (the “20-F”) must be resolved prior to the Company requesting acceleration of the effectiveness of the F-3.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

2.	It is not clear whether the debt securities may be guaranteed by one or more of your subsidiaries. If so, please register the offer and sale of the guaranteed debt security, identify each of the subsidiaries that will potentially guarantee the debt securities and have each of the subsidiary guarantors sign the registration statement. Please note that at the time of effectiveness, the registration statement must be in compliance with the financial statement requirements for subsidiary guarantors as set forth in Rule 3-10 of Regulation S-X. Please advise.

The Company advises the Staff that no debt securities that may be offered under the F-3 will be guaranteed by any of the Company’s subsidiaries. The Company has included a statement to that effect on page 18 of Amendment No. 1.

3.	Please note that the registration statement must include an indenture at the time of effectiveness in order to be qualified under the Trust Indenture Act. Please file the indenture with your amendment. In addition, please revise your disclosure to include a discussion of the material terms of the indenture.

The Company has included a Form of Indenture as Exhibit 4.10. In addition, the Company has revised its disclosure to include a discussion of the material terms of the indenture in the section “Description of Debt Securities” beginning on page 18 of Amendment No. 1.

4.	Please revise your disclosure to include a discussion of the material terms of the warrants.

The Company has included a section “Description of Warrants” beginning on page 16 of Amendment No. 1.

5.	The Statement of Eligibility of the Trustee on Form T-1 must be filed as Exhibit 25 to the registration statement before the effective date of the registration statement or no later than two business days after the beginning of the delayed offering. If the T-1 is filed on a delayed basis, the registrant must file the Form T-1 separately under the electronic form type “305B2”. Refer to Interpretation 220.01 of the Division’s Trust Indenture Act Compliance and Disclosure Interpretations.

In the event the Company conducts an offering of debt securities under the registration statement, the Company will file a Statement of Eligibility of the Trustee on Form T-1 for such offering on a timely basis under the electronic form type “305B2”.

Selling Shareholders, page 7

6.

Expand footnotes (4) and (5) to the selling shareholders’ table to identify the natural persons who exercise sole or shared voting and/or investment power over the shares shown in the table for Drawbridge Global Macro Master Fund Ltd and for Forum

Asian Realty Income II, L.P., respectively. Refer to Interpretation 140.02 of the Division’s Regulation S-K Compliance and Disclosure Interpretations.

The Company has expanded footnotes (4) and (5) to the selling shareholder’s table or page 8 of Amendment No 1. to identify the natural persons who exercise sole or shared voting and/or investment power over the shares shown in the table for Drawbridge Global Macro Master Fund Ltd and for Forum Asian Realty Income II, L.P., respectively.

Legal Matters

7.	You state that Baker & McKenzie LLP may rely upon TransAsia Lawyers with respect to matters governed by Chinese Law. Accordingly, the opinion of TransAsia Lawyers should be filed in an amendment to the registration statement.

In response to the Staff’s comment, the Company has revised the statement in the “Legal Matters” section on page 40 of Amendment No. 1. Baker & McKenzie will not be relying on TransAsia Lawyers in respect of the validity of warrants or debt securities.

Exhibit 5.1

8.	The opinion of counsel regarding the legality of the warrants and debt securities should be filed with your amendment.

An opinion of counsel regarding the legality of the warrants and debt securities has been included as Exhibit 5.2 in Amendment No. 1.

9.	The legal opinion of Maples & Calder should be revised to address the shares registered for resale in the secondary offering.

The legal opinion of Maples & Calder, Exhibit 5.1, has been revised in Amendment No.1 to include the common shares registered for resale in the secondary offering.

Annual Report on Form 20-F

Item 15. Controls and Procedures

Report of Management on Internal Control over Financial Reporting, page 102

10.	In future filings, please correct the reference in the first sentence to the definition of “internal control over financial reporting.” The correct reference is Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended.

The Company will correct in its future 20-F filings the reference to Rule 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended.

11.	We note disclosure at the bottom of page 102 that the effectiveness of your internal controls over financial reporting as of December 31, 2008 has been audited by Ernest & Young Hua Ming. In future filings, please provide the information required by Item 15(b)(c) that the registered public accounting firm has issued an attestation report on management’s assessment of the company’s internal control over financial reporting.

In response to the Staff’s comment, we note that under Auditing Standard No. 5 of the Public Company Accounting Oversight Board, the registered public accounting firm is no longer required to issue an attestation report on management’s assessment of internal control over financial reporting. In future 20-F filings, the Company will revise the statement about its registered public accounting firm in the “Report of Management on Internal Control over Financial Reporting” as follows:

“The effectiveness of our internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young Hua Ming, an independent registered public accounting firm, as stated in their attestation report thereon which appears herein.”

* * *

The acknowledgement of the Company requested by the Staff is included as Appendix 1 hereto.

Should the Staff have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695 or Carol Stubblefield at (212) 626-4729.

Sincerely,

/s/ Omer Ozden
Omer Ozden

cc:	Thomas Gurnee

Xinyuan Real Estate Co., Ltd.

Carol Stubblefield

Baker & McKenzie LLP

Appendix 1

Company Acknowledgement

Xinyuan Real Estate Co., Ltd. (the “Company”) hereby acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the F-3 effective, it does not foreclose the Commission from taking any action with respect to the F-3;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, declaring the F-3 effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the F-3; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By:	/s/ Thomas Gurnee
Name:	Thomas Gurnee
Title:	Chief Financial Officer